SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

COMMUNITY FINANCIAL SHARES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

20366P100
(CUSIP Number)

Marc Weingarten
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694552100	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS SBAV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 721,778 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 721,778 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 721,778 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 694552100	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS SBAV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 721,778 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 721,778 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 721,778 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 694552100	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 375,100 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 375,100 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 375,100 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 694552100	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,037,279 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,037,279 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,037,279 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 694552100	SCHEDULE 13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,037,279 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,037,279 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,037,279 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.9%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 694552100	SCHEDULE 13D/A	Page 7 of 9 Pages

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 13D, originally filed on December 31, 2012 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D, filed on March 26, 2013 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed on April 1, 2013 (“Amendment No. 2”) and Amendment No. 3 to the Original Schedule 13D, filed on July 19, 2013 (“Amendment No. 3” and together with Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the “Schedule 13D”) and relates to the common stock, no par value, of Community Financial Shares, Inc., a Maryland corporation. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by the addition of the following:

Funds for the purchase of the 315,500 shares of Common Stock and 6,607 shares of Series D Preferred Stock reported herein by Magnolia were derived from available working capital of Magnolia. A total of $976,200 was paid to acquire such shares of Common Stock and Series D Preferred Stock.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

On August 30, 2013, the Company sent a notice to the Reporting Persons informing the Reporting Persons that the Company intended to effect a private placement of shares of Common Stock and that, pursuant to the Securities Purchase Agreement, in connection with such private placement, the Reporting Persons were entitled to exercise non-dilution rights (“Non-Dilution Rights”).

On September 16, 2013, SBAV elected to exercise its Non-Dilution Rights and on September 25, 2013, SBAV, in accordance with the Securities Purchase Agreement, assigned its Non-Dilution Rights to Magnolia.

On September 30, 2013, Magnolia acquired, pursuant to its Non-Dilution Rights, (i) 315,500 shares of Common Stock and (ii) 6,607 shares of Series D Preferred Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

(a) and (b) As described in Item 4, as of the close of business on September 30, 2013, SBAV holds (i) 18,713 shares of Series C Preferred Stock convertible into 721,778 shares of Common Stock (assuming no conversions of any Series C Preferred Stock held by Magnolia) and (ii) 44,148 shares of Series D Preferred Stock convertible by SBAV into 0 shares of Common Stock, representing approximately 6.9% of the outstanding Common Stock after taking into account such conversions. The foregoing excludes (i) 1,149,521 shares of Common Stock issuable upon the conversion of shares of Series C Preferred Stock held by

CUSIP No. 694552100	SCHEDULE 13D/A	Page 8 of 9 Pages

SBAV because of the Series C Conversion Blocker and (ii) 4,414,800 shares of Common Stock issuable upon the conversion of shares of Series D Preferred Stock held by SBAV because of the conversion blockers noted in Item 4.

SBAV GP, as the general partner of SBAV, may be deemed to beneficially own the 721,778 shares of Common Stock (assuming no conversions of any Series C Preferred Stock held by Magnolia) held by SBAV, representing approximately 6.9% of the outstanding Common Stock after taking into account such conversions.

As described in Item 4, as of the close of business on September 30, 2013, Magnolia holds (i) 315,500 shares of Common Stock, (ii) 596 shares of Series C Preferred Stock convertible into a maximum of 59,600 shares of Common Stock (assuming no conversions of any Series C Preferred Stock held by SBAV) and (iii) 7,855 shares of Series D Preferred Stock convertible by Magnolia into 0 shares of Common Stock, representing approximately 3.8% of the outstanding Common Stock after taking into account such conversions. The foregoing excludes 785,500 shares of Common Stock issuable upon the conversion of shares of Series D Preferred Stock held by Magnolia because of the conversion blockers noted in Item 4.

Clinton, as the investment manager of SBAV and Magnolia, and Mr. Hall, as the president of Clinton and sole managing member of SBAV GP, may be deemed to beneficially own (x) the 721,778 shares of Common Stock (assuming no conversions of any Series C Preferred Stock held by Magnolia) held by SBAV, and (y) the 375,100 shares of Common Stock (assuming no conversions of any Series C Preferred Stock held by SBAV) held by Magnolia, representing approximately 9.9% of the outstanding Common Stock after taking into account such conversions.

As noted above, the Reporting Persons do not have the right to exercise voting rights with respect to the Series D Preferred Stock on any matter, subject to limited exceptions.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon (i) the 9,755,788 shares of Common Stock issued and outstanding as of September 30, 2013, plus (ii) the 721,778 shares of Common Stock into which the Series C Preferred Stock held by SBAV and Magnolia may be currently converted (after giving effect to the limits of the Series C Conversion Block), for an aggregate of 10,477,567 shares of Common Stock outstanding after giving effect to such conversion.

(c) Other than the receipt of the shares of Common Stock and shares of Series D Preferred Stock described in Items 3 and 4, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 2, 2013

SBAV LP

/s/ George Hall
Name: George Hall
Title: Managing Member

SBAV GP LLC

/s/ George Hall
Name: George Hall
Title: Managing Member

CLINTON MAGNOLIA MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

/s/ George Hall
Name: George Hall
Title: Managing Member

/s/ George Hall
GEORGE HALL

Clinton Group, Inc.

/s/ George Hall
Name: George Hall
Title: Managing Member